UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67514

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Blue Sand Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17830 New Hampshire Ave., Suite 303
(No. and Street)

Ashton	**MD**	**20861**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company LLC
(Name – if individual, state last, first, and middle name)

PO Box 27854	**Austin**	**TX**	**78755**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nelson Cooney__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Blue Sand Securities LLC__ , as of __3/31__ , 2 __022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CINDY E BLUSTEIN
Notary Public, State of New Jersey
My Commission Expires
November 10, 2026

Signature: _____

Title: __Managing Partner__

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Confidential

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2022
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Confidential

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
 of Blue Sand Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Sand Securities, LLC's management. Our responsibility is to express an opinion on Blue Sand Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Sand Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Blue Sand Securities, LLC's auditor since 2015.

Austin, Texas
July 14, 2022

Confidential

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2022

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,724,276
Accounts receivable		2,111,555
Receivable from related party		115,000
Prepaid expense		5,943
TOTAL CURRENT ASSETS		3,956,774
Net fixed assets		6,059
Other assets:		
Deposits		29,398
Right of Use asset		57,219
TOTAL OTHER ASSETS		86,617
TOTAL ASSETS	$	4,049,450

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	1,047,532
Accrued expenses		72,938
Pension payable		625,346
Current portion of operating lease liability		24,997
TOTAL CURRENT LIABILITIES		1,770,813
LONG TERM LIABILITIES:		
Operating Lease Liability		32,794
TOTAL LONG TERM LIABILITIES		32,794
TOTAL LIABILITIES		1,803,607
MEMBERS' EQUITY		2,245,843
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,049,450

The accompanying notes to the financial statements are integral part of these financial statements

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2022

(1)   Description of business

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff.

The Company is a third-party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Florida, Maryland, Arizona, New York, and Massachusetts. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In March, 2022 the Company's ownership was transferred from an LLC to the two individual members.

(2)   Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition –Revenue from contracts with customers includes management fees and retainers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Management fees-Management fees are typically received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Company provides management advisory services on a daily basis. The Company believes the performance obligation for providing the management advisory services is satisfied over time because the client is receiving and consuming benefits as they are provided by the Company. Fee arrangements are based upon a percentage applied to the client's assets under management.

Retainer fees-Retainer fees are recognized on an accrual basis and included in income upon completion of the performance obligation in accordance with the contract.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

3

Accounts receivable – Accounts receivable represents management fee and retainers due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of March 31, 2022 are collectible, and therefore no allowance has been provided for uncollectible accounts.

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company is subject to Massachusetts state and New York City local taxes, which are based on income earned. .

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2022

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and

(2)   Summary of significant accounting policies (continued)

Liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commission's payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements – Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(3)   Fixed Assets

Fixed assets consist of the following at March 31, 2022:

Furniture, fixtures and equipment	$37,586
Less accumulated depreciation	(31,527)
Total	$ 6,059

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2022.

(4)   Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The balance was $5,943 as of March 31, 2022.

(5)   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At March 31, 2022, the Company had net capital of $1,025,419 which was $909,025 in excess of its required net capital of $116,394. The ratio of aggregated indebtedness to net capital at March 31, 2022 was 1.7025 to 1

(6)   Commitments and contingencies

Leases

In July, 2021, the Company entered into a 3-year operating lease. The Company recorded a total operating lease liability and right of use asset of $75,871. The Company measures its lease liability at the net present value of the remaining lease payments. The rate implicit in the Company's lease is not readily determinable; therefore, in order to value the Company's lease liability, the Company uses an incremental borrowing rate which reflects the fixed rate at which the Company could borrow a similar amount for the same term, and with similar collateral as in the lease at commencement date. The Company used a rate of 1.5% to determine the lease liability. The weighted average lease term is 2.6 years.

Rent expense was $ 28,007 for the year ended March 31, 2022.

At March 31, 2022, the Company has non-cancellable operating lease commitments, excluding variable considerations. The undiscounted annual future minimum lease payments are summarized by year as follows:

2023	$25,695
2024	26,460
2025	6,603
Total minimum lease payments	$58,818
Less: amounts representing interest	(1,027)
Present value of minimum lease payments	$57,791
Current portion of operating lease	(24,997)
Operating lease, long term	$ 32,794

As of March 31, 2022 the Company's office lease has remaining term of less than 3 years. The lease includes early termination and/or extension options; however, exercise of these options are at the Company's sole discretion. As of March 31, 2022, the Company determined it is not reasonably certain it will exercise the option to extend its lease or terminate early. The lease agreement does not contain any material residual value, guarantees, or materially restrictive covenants and as of March 31, 2022, the Company is not subleasing to any third party.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (Covid-19) a global pandemic and recommended containment and mitigation measures worldwide. The Covid-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of Covid-19's affect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonable estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in fiscal year 2023.

(7)   Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had three customers that represented approximately 30%, 18% and 7% respectively of the Company's revenues for the year ended March 31, 2022 and approximately 54% , 18% and 8% respectively of total accounts receivable as of March 31, 2022.

(8)   Pension Plan

In 2014, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2022
Change in projected benefit liability	
Liability at April 1, 2021	$ 3,275,802
Interest cost	163,562
Employer contributions	409,934
Liability at March 31, 2022	$ 3,849,298
Change in fair value of plan assets	
Fair value at April 1, 2021	$2,740,986
Actual return on plan assets	(2434)
Employer contributions	485,400
Fair value at March 31, 2022	$3,223,952
Funded status	$(625,346)

The components of benefit expense are as follows for the year ended March 31, 2022:

Components of benefit expense:	
Service Cost	$163,562
Interest cost	590,613
Benefit expense	$ 754,175

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of March 31, 2022:

Weighted-average assumptions	
Liability discount rate	6.07%
Expected return on plan assets	5.5%

Plan Assets

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 5.5%.

Plan assets measured at fair value as of March 31, 2022 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
U.S. Government securities	$2,242,581	$2,242,581	$ -	$ -
Hedge fund	981,371	-	-	981,371
Total	$ 3,223,952	$ 2,242,581	-	$ 981,371

The changes in Level 3 plan assets are as follows during the year ended March 31, 2021:

Beginning balance at April 1, 2021	$ 889,176
Purchases	50,841
Unrealized gain	92,195
Ending balance at March 31, 2022	$ 981371

(9)   Related Party note receivables

The Company has a note receivable with a registered representative. The balance at March 31, 2022 was $100,000. In addition, the Company, loaned an affiliate $15,000 during the fiscal year. In May, 2022 the $15,000 loan was repaid.

(10)   Subsequent events

The Company has evaluated subsequent events through July 14, 2022 which was the date the financial statements were available to be issued. In April and May, 2022 $186,250 was distributed to the partners..

Confidential

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2022

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 2,245,843
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	1,220,424
NET CAPITAL	$ 1,025,419
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 1,745,816
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of A.I.)	$ 116,394
Excess net capital	$ 909,025
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 850,837
Percentage of aggregate indebtedness to net capital	170.25

There is no difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of March 31, 2022 filed on July 14, 2022.

The accompanying notes to the financial statements are integral part of these financial statements

10

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

The accompanying notes to the financial statements are integral part of these financial statements